TAX SHARING AGREEMENT


         THIS AGREEMENT, executed this ____ day of ________________, 1996, is entered into by and among Choice Hotels Holdings, Inc. (to be renamed Choice Hotels International, Inc.), a Delaware corporation ("Choice"), Manor Care, Inc., a Delaware corporation, ("Manor"), and all direct and indirect subsidiaries of one or both of Choice and Manor.

                                    RECITALS

         A. Choice, Manor, and the subsidiaries of Choice and Manor have heretofore joined in filing consolidated federal income tax returns under the Internal Revenue Code of 1986, as amended (the "Code"), and the applicable Treasury Regulations promulgated thereunder by the Treasury Department (the "Regulations") and have heretofore joined in filing certain consolidated, combined, and unitary state income tax returns.

         B. Pursuant to the Distribution Agreement of even date herewith between Choice and Manor, Manor will distribute all of its stock in Choice to the common shareholders of Manor in a transaction intended to qualify for tax free treatment under Section 355 of the Code, and Choice and its subsidiaries will therefore leave the affiliated group (within the meaning of Section 1504(a) of the Code) of corporations (the "Manor Group") of which Manor is the common parent.

         C. The parties hereto desire to allocate their respective federal, state, and local income tax liabilities, assessed in connection with the filing of returns, including but not limited to consolidated, unitary, combined, or separate returns, among themselves for the following fiscal years: (a) the fiscal year ending May 31, 1996 ("FY 1996"); (b) the fiscal year commencing on June 1, 1996 and ending on May 31, 1997 ("FY 1997"); (c) where relevant, the fiscal year ending on the Distribution Date ("Stub 97"); and (d) where relevant, the fiscal year commencing on the day after the Distribution Date and ending on May 31, 1997 ("Short 97").

         D. The parties hereto desire to provide for the compensation and reimbursement of each other for federal and state income tax deficiencies paid, by one party hereto although allocated pursuant to this Agreement to the other, (plus interest and penalties) or refunds received (plus interest) as a result of audits by the Internal Revenue Service (the "Service") and other taxing authorities and judicial determination, if any, involving consolidated federal and state income tax returns ("Joint Return Deficiencies/Refunds").

         E. The parties hereto desire to provide and fix the responsibilities for: (1) the preparation and filing of tax returns along with the payments of taxes shown to be due and payable thereon (as well as estimated or advance payments required prior to the filing of said returns) for all periods prior and subsequent to the Distribution Date; (2) the retention and maintenance of all relevant records necessary to prepare and file appropriate tax returns, as well as providing for appropriate access to those records for all parties to this Agreement; (3) the conduct of audits, examinations, and


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proceedings by appropriate governmental authorities which could result in a redetermination of tax liabilities (for all periods prior to or subsequent to the Distribution Date) of any party to this Agreement; and (4) the cooperation of all parties with one another in order to fulfill their duties and responsibilities under this Agreement and under applicable law.

         NOW THEREFORE, the parties agree as follows:

SECTION 1.        DEFINITIONS.

         As used herein, the following terms shall have the following meanings:

          (a) "Affiliated Group" shall have the meaning attributed to that term in Section 1504 of the Code, determined without regard to Section 1504(b) of the Code.

          (b) "Manor Group" shall mean the group of corporations at any given time (either prior to, or subsequent to, the Distribution) consisting of the Affiliated Group of which Manor is the Common Parent.

          (c)  "Code" is defined in the preamble.

          (d) "Common Parent" shall have the meaning attributed to that term in the Consolidated Return Regulations (Treas. Reg. Section 1.1502-1 et seg.) promulgated pursuant to Section 1502 of the Code.

          (e)  "Consolidated Return Regulations" is defined in section 4 hereof.

          (f) "Distribution" shall mean the distribution by Manor of all its stock in Choice to its shareholders.

          (g) "Distribution Date" shall mean the date on which the Distribution occurs.

          (h)  "Choice" is defined in the preamble.

          (i) "Choice Group" shall mean the group of corporations immediately after the Distribution Date consisting of the Affiliated Group of which Choice is the Common Parent, as well as all other corporations which would be included in such group subsequent to the Distribution.

          (j)  "I.R.S." or "Service" shall mean the Internal Revenue Service.

          (k) "Joint Contest" shall mean a Tax Contest seeking a redetermination of Taxes involving one or more Members (determined by reference to the time period for which such return was filed) of the Manor Group and one or more Members of the Choice Group,


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               whether such corporations joined in the filing of
               returns on a consolidated, combined, or unitary basis or otherwise.

          (l)  "Joint Return Deficiencies/Refunds" is defined in the preamble.

          (m)  "Member" shall have the meaning attributed to that term in
               Section 1.1502-1(b) of the Regulations, but without regard to whether a corporation qualifies to be a Member of an Affiliated Group under Section 1504(b) of the Code.

          (n)  "Minimum Tax Credit" is defined in section 5 hereof.

          (o)  "Regulations" is defined in the preamble.

          (p) "Separate Contest" shall mean a Tax Contest involving only Members of either the Manor Group or the Choice Group.

          (q) "Tax Attributes" shall mean any losses, credits and other tax attributes that may be carried forward or back by any Member of the Manor Group or the Choice Group on a separate return or consolidated basis to a taxable year other than the taxable year in which such attribute is recognized, including, but not limited to, net operating losses, alternative minimum tax credits, targeted jobs tax credits, investment tax credits, foreign tax credits, research and development credits, and similar credits under state or local law.

          (r) "Taxes" shall mean (i) all federal income taxes and state, local, and foreign income and franchise taxes (or taxes in lieu thereof) plus (ii) any penalties, fines or additions to tax with respect thereto, plus (iii) any interest with respect to the items contained in (i) and (ii).

          (s) "Tax Contest" shall mean an audit, review, examination or the like, inclusive of litigation, with the purpose of redetermining taxes of any corporation (without regard to whether such matter was initiated by an appropriate taxing authority or in response to a claim for refund by one or more corporations).


SECTION 2.      COMPUTATION OF TAX; ALLOCATION OF CERTAIN YEARS' TAXES

          (a) Computations & Elections. In determining the federal and state income tax liabilities of the Manor Group and its Members for FY 1996, FY 1997, and where relevant, Stub 97 and Short 97, the computations of the tax liabilities of the Manor Group and its Members shall, to the extent permitted by law, be made in accordance with the methods used in the consolidated returns which include Manor and Choice for the fiscal years ending prior to the beginning of FY 1996.

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          (b)  Allocation of Tax (i) The taxes assessed pursuant to the returns described in the preceding subsection will be allocated among the Members of the Manor Group pursuant to the Manor Group's historic tax allocation method, described in section 1552(a)(2) of the Code and section 1502-33(d)(2)(ii) of the Regulations. (ii) With respect to FY 1997, if the consolidated tax liability of the Manor Group for FY 1997 (the "97 Manor Liability") is less than the sum of the taxes allocated for FY 1997 to Choice and its subsidiaries pursuant to section 2(b)(i) hereof (the "Choice Separate Allocations"), the amounts allocated pursuant to section 2(b)(i) to Choice and its subsidiaries will be reduced by an amount equal to the excess of the Choice Separate Allocations over the 97 Manor Liability. (iii) With respect to the state and local taxes which are determined on a combined or unitary basis, similar principles as those described in section 2(b)(i) and (ii) shall govern the allocation of such tax liabilities among the parties hereto.

          (c) Post-Distribution Date Allocations and Payments. (i) The final allocations of FY 1996 Taxes and FY 1997 Taxes (to be made by Manor for FY 1996 and FY 1997) will be made not later than 90 days following the filing of the Federal consolidated income tax return of the Manor Group for such period. With respect to the final allocations of FY 1996 and FY 1997 Taxes, Choice and/or its subsidiaries shall make payments to Manor and/or its subsidiaries, or receive payments from Manor and/or its subsidiaries based on the following principles:

                (1) the payment shall equal the amount of the adjustments, if any, to taxable income or loss of Members of the Choice Group multiplied by the applicable highest marginal rate of taxation in effect for the period for which the adjustment is made; or

                (2) in the case of adjustments to credits, the payments made or received shall be in an amount equal to the adjustments, if any, of the credit of Members of the Choice Group.


SECTION 3.      SEPARATE COMPANY LIABILITIES.

         Notwithstanding the provisions of section 2 hereof, for all years through and including FY 1997, Taxes (including income taxes imposed by state or foreign jurisdictions or political subdivisions thereof) imposed upon Choice or any of its direct and indirect subsidiaries and which are determined or assessed on a separate company basis will be the separate liability of Choice or such subsidiary and not subject to allocation or sharing among other Members of the Manor Group.


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SECTION 4.      ALLOCATION OF TAX ATTRIBUTES.

         All Tax Attributes of the Manor Group will be allocated among Manor, Choice, and their respective subsidiaries in accordance with the Regulations promulgated pursuant to Section 1502 of the Code or analogous provisions of state, local, or foreign law (the "Consolidated Return Regulations").


SECTION 5.      CARRYBACKS OF TAX ATTRIBUTES.

          (a) Choice Carrybacks. If for any taxable year beginning on or after the Distribution Date, Choice or any Member of the Choice Group recognizes a Tax Attribute which Choice or such Member of the Choice Group, under the applicable provisions of the Code and Treasury Regulations promulgated under Section 1502 thereof, is permitted or required to carry back to a prior Taxable year of the Manor Group or the prior Taxable year of a Member of the Manor Group (either on a consolidated or separate return basis) Manor (or a Member of the Manor Group) shall file appropriate refund claims within a reasonable period after being requested by Choice with the consent of Manor, which consent shall not be unreasonably withheld. Manor (or the Member of the Manor Group receiving such refund) shall promptly remit to Choice any refund of Taxes it receives with respect to any Tax Attribute so carried back.

          (b) Manor Carrybacks. If for any taxable year Manor or a Member of the Manor Group recognizes a Tax Attribute which Manor or the Member of the Manor Group, under the applicable provision of the Code and Consolidated Return Regulations is permitted or required to carry back to one of its prior taxable years, Manor or the Member of the Manor Group may file appropriate refund claims and shall be entitled to any refund of Taxes resulting from such claims.


SECTION 6.      CONDUCT OF TAX CONTESTS.

          (a)  "Joint Contests."

                (i) The conduct of Joint Contests shall be the responsibility of Manor. Choice, as the common parent of the Choice Group or otherwise, agrees to take all such actions and to cause its subsidiaries to take all such actions as may be necessary to permit Manor to conduct such contests.

                (ii) In the case of a Joint Contest of a consolidated federal or state income tax return which included Choice and/or its subsidiaries, Choice and/or its subsidiaries as appropriate, shall be notified by Manor of such Tax Contest and shall be entitled to participate, at their own expense, in contesting all relevant items that affect the tax liability


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               or tax attributes of such entities with respect to such Tax
               Contest in administrative and judicial proceedings. Choice and its subsidiaries agree to notify Manor of any actual or proposed Tax Contest of a consolidated federal or state income tax return of the Manor Group for any period ending on or before May 31, 1997. Choice will, and shall cause any of its subsidiaries to cooperate in connection with any such Tax Contest. Manor and Choice shall share jointly in any decisions involved in connection with settlements of tax disputes to the extent that items are involved that affect the tax, penalty, or interest liability or tax attributes of Choice or its subsidiaries. Manor may not agree to settle such a dispute without the consent of Choice unless Manor releases Choice from its liability to pay its share of the disputed amount hereunder. If both parties agree to contest a tax matter, then the costs of contesting the matter shall be borne equally by each party. If only one party requests the contest of a tax matter, the party requesting the contest shall bear its expenses associated with such contest; provided however, that the other party will agree to cooperate with the contesting party, and further provided that the non-contesting party shall bear its own costs and expenses, if any, and shall not be entitled to reimbursement for the fair cost of its own employees related to its participation in, or cooperation with the contesting party in such contest.

          (b) Separate Contests. Any Separate Contests with respect to tax returns filed by any Member of either the Choice Group or Manor Group on a separate company basis shall be conducted by the entity which filed such tax return (or the Common Parent of the Affiliated Group of which such entity is a Member at the time of such contest), and such entity shall have sole and compete authority to conduct such contest, including the authority to negotiate with and enter into settlements with any Taxing authority. If at any point of the proceedings of a "Separate Contest," it becomes a Joint Contest, then it shall thereafter be conducted as a Joint Contest.

          (c) Cooperation. Choice (and the Member of the Choice Group) and Manor (and the Members of the Manor Group) shall each provide the assistance reasonably requested by other with respect to conducting any Tax Contest, including providing access to books, records, tax returns and supporting work papers and providing any powers of attorney required to conduct any Tax Contest.


SECTION 7.      REDETERMINED TAX LIABILITIES.

         In the event of a redetermination of federal, state or local income tax liabilities as a result of audits by the Service or other taxing authority and/or judicial determinations, payments in connection therewith, if any, made or received by or among Choice, Manor, and their respective subsidiaries, shall be governed by the following principles:

          (a) Upon the redetermination of any tax liability upon audit, examination, etc. the redetermined liability will be borne by (that is, any increases in liability will be paid by, and any decreases in liability will be received by) the applicable entities in the case of matters arising out of Separate Contests.

          (b) In the case of liabilities redetermined with respect to consolidated, combined, or unitary returns, which redeterminations are Joint Contests, the increase to the liabilities shall be paid to the relevant taxing authority by, and the decreases received from the relevant taxing authority shall be paid to, Manor and/or its subsidiaries. Whether or not a payment is required to or from a relevant taxing jurisdiction and subject to the provisions of section 7(c) hereof, Choice and/or its subsidiaries shall make payments to Manor and/or its subsidiaries, or receive payments from Manor and/or its subsidiaries based on the following principles:

                (1) the payment shall equal the amount of the adjustments, if any, to taxable income or loss of Members of the Choice Group multiplied by the applicable highest marginal rate of taxation in effect for the period for which the adjustment is made; or

                (2) in the case of adjustments to credits, the payments made or received shall be in an amount equal to the adjustments, if any, of the credit of Members of the Choice Group.

          (c) If there is a redetermination of tax liabilities in connection with either a Joint Contest or a Separate Contest, and as a result thereof there is an adjustment to credits or attributes allocated among the parties hereto pursuant to section 4 hereof, Manor shall make a payment to Choice equal to the amount of any resulting reduction in items allocated to Members of the Choice Group to the extent such reduction is attributable to income adjustments to Members of the Manor Group and Choice shall make a payment to Manor equal to the amount of any resulting reduction in items allocated to Members of the Manor Group to the extent such reduction is attributable to income adjustments to Members of the Choice Group.

          (d) Any liability arising from adjustments to income made by (1) treating the Distribution as a taxable distribution of property or (2) recognizing "boot" in connection with the reorganization of, and the transfer of assets and liabilities to, Choice precedent to the Distribution shall be borne entirely by Choice.

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SECTION 8.RETENTION OF RECORDS: ACCESS TO RECORDS; COOPERATION AND ASSISTANCE.

          (a)  Retention of Records.

                (i) Duties of Choice. Choice shall retain all tax returns, tax reports, related work papers and all schedules (along with all documents that pertain to any such tax returns, reports or work papers) which relate to a tax period ending on or before May 31, 1997. Choice shall make such documents available to Manor and/or its subsidiaries at Manor's request. Choice shall not dispose of such documents without the permission of Manor.

                (ii) Duties of Manor. Manor shall retain all tax returns, tax reports, related work papers and all schedules (along with all documents that pertain to any such tax returns, reports or work papers) which relate to a tax period ending on or before May 31, 1997. Manor shall make such documents available to Choice and/or its subsidiaries at Choice's request. Manor shall not dispose of such documents without the permission of Choice.

          (b)  Access to Records.

                (i) Duties of Choice. Choice will permit Manor or its subsidiaries, or their designated representative, to have access at any reasonable time and from time to time, after the Distribution Date, to all relevant tax returns and supporting papers therefor of Choice and the other members of the Choice Group (as they were constituted immediately prior to the Distribution Date) in respect of periods ending on or before the Distribution Date, wherever located, and furnish, and request that the independent accountants of Choice or any of the member of the Choice Group furnish, to Manor and its subsidiaries, as the case may be, such additional tax and other information and documents with respect to consolidated federal and state income tax returns filed in respect of periods ending on or before May 31, 1997, as Manor or any of its subsidiaries may from time to time reasonably request.

                (ii) Duties of Manor. Manor will permit Choice or its subsidiaries, or their designated representative, to have access at any reasonable time and from time to time, after the Distribution Date, to all relevant tax returns and supporting papers therefor of Manor and the other members of the Manor Group (as they were constituted immediately prior to the Distribution Date) in respect of periods ending on or before the Distribution Date, wherever located, and furnish, and request that the independent accountants of Manor or any of the member of the Manor Group furnish, to Choice and its subsidiaries, as the case may be, such additional tax and other information and documents with respect to consolidated federal and state income tax returns filed in respect of periods ending on or before May 31, 1997, as Choice or any of its subsidiaries may from time to time reasonably request.

          (c) Assistance and Cooperation. Manor (and Members of the Manor Group) and Choice (and Members of the Choice Group) will provide each other with such cooperation, assistance and information as either of them reasonably may request of the other with respect to the filing of any tax return amended return, claim for refund or other document with any taxing authority. With respect to the federal consolidated tax return or any combined state tax return filed by Manor for tax periods which begin before the Distribution Date and end after the Distribution Date, such assistance shall include the timely submission by Choice to Manor of pro forma tax returns for Choice and each Member of the Choice Group, prepared on the basis that each such Member's tax period ended on the Distribution Date.

SECTION 9.      PREPARATION OF TAX RETURNS:  ESTIMATED PAYMENTS.

          (a) FY 1996. Manor and Choice shall work together to prepare the consolidated, separate, and combined returns for FY 1996. It shall be the responsibility of Manor to timely file such returns and to make any payments required in connection with the consolidated and combined returns to the applicable taxing authorities.

          (b) FY 1997. Manor shall prepare and timely file the consolidated returns for FY 1997. In connection with the preceding sentence, Choice and its subsidiaries will, on or prior to December 15, 1997 with respect to the Stub 97: (1) furnish to Manor all information and documentation (with respect to Choice and its subsidiaries) necessary or useful in the preparation of the consolidated federal and state income tax returns for the Manor Group for FY 1997; (2) permit Manor to have access at any reasonable time and from time to time, after the Distribution Date, to all tax returns and supporting papers therefor of Choice and its subsidiaries, wherever located; and (3) furnish to Manor such additional tax and other information and documents in the possessions of such companies, with respect to consolidated federal and state income tax returns filed in respect of periods including or ending before the Distribution Date, as Manor may from time to time reasonably request. Choice will, and shall cause its subsidiaries to, cooperate in connection with the preparation of the consolidated federal and state income tax returns of the Manor Group for FY 1997. It shall be the responsibility of Manor to make any payments required in connection therewith to the applicable taxing authorities. Choice and its subsidiaries shall file its own tax returns which are filed on a separate or combined basis for FY 1997. Manor and its subsidiaries shall prepare and file its own tax returns which are filed on a separate or combined basis for FY 1997.

          (c) Taxable Period Before FY 1996. All tax returns of the Manor Group which are filed on a consolidated or combined basis for tax periods ending before May 31, 1996 were prepared and filed by Manor. Manor shall be solely responsible for the payment of all Taxes for such periods. Manor shall not file or amend such consolidated or combined tax returns without affording Choice the opportunity to review and comment on such tax returns to the extent that the tax liabilities relating to such returns are, or could be allocated, assessed or charged to Choice and/or any of its subsidiaries, whether such allocation, assessment, or charge is by law or by contract or agreement.

          (d)  Post-Distribution Date Taxable Years.

                (i) Choice's Separate Returns. All tax returns of the Choice Group which are filed on a consolidated, separate or combined basis for Choice and/or any of its subsidiaries for tax periods beginning on or after the Distribution Date shall be prepared and filed by Choice. Choice shall be solely responsible for the payment of all Taxes due with respect to such tax returns for such tax periods.

                (ii) Manor's Separate Returns. All tax returns of the Manor Group which are filed on a consolidated, separate, or combined basis for Manor and/or any of its subsidiaries for tax periods beginning on or after the Distribution Date shall be prepared and filed by Manor. Manor shall be solely responsible for the payment of all Taxes due with respect to such tax returns for such tax periods.

          (e) Estimated Payments. All payments (including estimated payments or payments made in connection with requests for extensions of time to file such returns) made subsequent to the date hereof with respect to consolidated, combined, or unitary income tax liabilities of the Manor Group and its Members for FY 1996 and FY 1997 shall be made by Manor. Manor shall promptly thereafter notify Choice of the portion, if any, of such payment which it in good faith believes to be attributable to Choice's share of the FY 1996 and FY 1997 liability, as determined under the provisions of section 2 hereof. Choice shall thereafter promptly pay such amount to Manor or advise Manor of the basis for its disagreement. Choice must make estimated payments for its Group for periods beginning on/after the Distribution Date.

SECTION 10.     PAYROLL TAX REPORTING AND WITHHOLDING IN STOCK OPTIONS.

          (a) Upon the exercise of any nonqualified stock option covered by Employee Benefits and Other Employment Matters Allocation Agreement, the employer of the employee exercising such option shall be responsible for collecting from the employee and timely remitting to the applicable taxing authority any required income, employment, payroll, or other tax withholding with respect to the income to be recognized by such employee as a result of such exercise, and shall include on such employee's annual wage statement or other payroll tax reporting form for the calendar year in which the option is exercised, the amount of such income and withholdings. In addition, upon the exercise of any nonqualified stock option covered by the Employee Benefits and Other Employee Matters Allocation Agreement, the employer of the employee exercising such option shall be responsible for paying to any applicable taxing authority any taxes imposed on an employer in connection with such exercise. If an employee exercises an option with respect to, other than his or her employer's stock, then the issuer of that stock shall be required to provide the employer with information sufficient to allow the employer to satisfy its withholding and reporting obligations, including, without limitation, the number of option shares exercised, the fair market value of the issuer's stock on the date of exercise and the option price paid for the stock. The issuer of such stock shall retain the stock to be issued upon the exercise of an option by a person who is not an employee of such issuer until such time as both the exercise price for the stock has been paid and any required withholding with respect to the income to be recognized by such person has been remitted to his or her employer. The employer, if the employer is not the issuer of the stock shall promptly notify the issuer when such required withholding has been remitted. The employer of an employee exercising a stock option, covered by the Employee Benefits and Other Employee Matters Allocation Agreement shall be entitled to claim any and all deductions, to the extent permitted, on any tax return for the income recognized by such employee as a result of such exercise.

          (b) If an employee is employed by both Manor and Choice, for the purpose of this Section 10, such employee shall be treated as an employee of Manor with respect to his or or her Manor stock options and as an employee of Choice with respect to his or her Choice stock options.

          (c) For purposes of this Section 10, the term "employee" shall include Directors, whether or not employed.


SECTION 11.     INDEMNIFICATION.

         With respect to all consolidated federal and state income tax returns filed by the Manor Group:

          (a) Choice shall indemnify, defend and hold harmless Manor and its subsidiaries, and Manor shall indemnify, defend and hold harmless Choice and its subsidiaries from and against any liability, cost, or expense, including, without limitation, and fine, penalty, interest charge (restricted to interest in excess of the rate established under Section 6621 of the Code and interest which is in respect of the penalty portion of an assessment), or accountants' or attorney's fee, arising out of fraudulent or negligently prepared information, workpapers, documents, and other items used in the preparation of, or presented in, any return, amended return, or claim or refund filed for the Manor Group for the FY 1996, Stub 97, Short 97, or FY 1997, and which information, workpapers, documents, or other items originated with and/or were prepared by such indemnifying party.

          (b) Choice shall indemnify, defend and hold harmless Manor from and against any liability, cost, or expense incurred or paid by Manor in excess of its share thereof as allocated pursuant to this Agreement hereof, including any amount paid by Manor in connection with an assessment by the Service or other taxing authority.

          (c) Manor shall indemnify, defend and hold harmless Choice from and against any liability, cost, or expense incurred or paid by Choice in excess of its share thereof as allocated pursuant to this Agreement hereof, including any amount paid by Choice in connection with an assessment by the Service or other taxing authority.


SECTION 12.     RESOLUTION OF DISPUTES.

         Any disputes among the parties with respect to this Agreement shall be resolved by a public accounting firm or a law firm reasonably satisfactory to Manor and Choice. The fees and expenses of such firm shall be borne equally by Choice and Manor. In the event that Choice and Manor are unable to appoint such a firm, then all disputes arising under this Agreement shall be resolved under the terms of the Distribution Agreement.


SECTION 13.     SUBSIDIARIES.

         Any reference herein to a subsidiary or subsidiaries does not include any corporation that is or was, in the relevant tax year, not permitted to join in the filing of a consolidated federal income tax return pursuant to Section 1504 of the Code. To the extent that the provisions of the Agreement pertain to a subsidiary or subsidiaries of Manor or Choice, Manor and Choice respectively agree that it will cause the respective subsidiary or subsidiaries to carry out the terms of this Agreement.


SECTION 14.     SURVIVABILITY.

         This Agreement and each of its provisions shall be binding upon and inure to the benefit of the parties and their respective heirs and successors. This Agreement shall be effective only from and after the close of business on the Distribution Date. Nothing in this Agreement is intended or shall be construed to give any person or entity other than the parties and their respective heirs or successors any rights or remedies under or by reason of the Agreement.


SECTION 15.     NOTICES.

         All notices and other communications required or permitted under this Agreement shall be in writing, shall be deemed delivered upon receipt by hand or shall be deemed to have been properly made and given one (1) business day after being deposited with a reputable overnight courier service such as Federal Express, Airborne Express or UPS Next Day Air for next business day delivery to the parties at their respective addresses set forth below, or as to any party at such other address as shall be designated by such party in a written notice to the other party complying as to delivery with the terms of this paragraph:

                To Choice:          Choice Hotels Holdings, Inc.
                                    10750 Columbia Pike
                                    Silver Spring, MD 20901
                                    Attn:  General Counsel

                To Manor:           Manor Care, Inc.
                                    11555 Darnestown Road
                                    Gaithersburg, MD 20878-3200
                                    Attn:  General Counsel


SECTION 16.     GOVERNING LAW.

         This Agreement shall be governed by, and construed in accordance with, the laws of the state of Maryland, without reference to its conflict of laws principles.

SECTION 17.     COSTS AND EXPENSES.

         In any action brought to enforce or interpret this Agreement, each party shall pay its own costs and expenses of maintaining or defending such action.


SECTION 18.     REMEDIES CUMULATIVE.

         The remedies provided in this Agreement are cumulative and not excluding of any remedies provided by law.


SECTION 19.     COUNTERPARTS.

         This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute but one and the same Agreement.


SECTION 20.     SEVERABILITY.

         In the event that any portion of this Agreement shall be declared invalid by order, decree or judgment of a court, or governmental agency having jurisdiction, this Agreement shall be construed as if such portion had not been inserted herein, except when such construction would operate as an undue hardship on any party to this Agreement or constitute a substantial deviation from the general intent and purpose of said parties as reflected in this Agreement


SECTION 21.     AMENDMENTS; WAIVER.

         This Agreement may be amended, and the observance of any term of this Agreement may be waived, in a written document signed by Manor and Choice.


SECTION 22.     EFFECTIVENESS OF AGREEMENT.

         This Agreement shall become effective on the Distribution Date and shall continue in effect until otherwise agreed in writing by Manor and Choice, or their successors.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.


                          CHOICE HOTELS HOLDINGS, INC.



                          By:  /s/ James A. MacCutcheon
                          Name:James A. MacCutcheon
                          Title:Executive Vice President, Chief
                                Financial Officer and Treasurer







                          MANOR CARE, INC.



                          By:  /s/ James H. Rempe
                          Name:James H. Rempe
                          Title:Senior Vice President and Secretary